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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DNB FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Pennsylvania	23-2222567
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4 Brandywine Avenue, Downingtown, PA	19335
(Address of Principal Executive Offices)	(Zip Code)

DNB FINANCIAL CORPORATION INCENTIVE EQUITY AND DEFERRED COMPENSATION PLAN
(as approved November 24, 2004)
DEFERRED COMPENSATION PLAN FOR DIRECTORS OF DNB FINANCIAL CORPORATION
(adopted effective October 1, 2006)
DNB FINANCIAL CORPORATION DEFERRED COMPENSATION PLAN
(adopted effective October 1, 2006)

(Full title of the plan)

Bruce E. Moroney, Chief Financial Officer DNB FINANCIAL CORPORATION 4 Brandywine Avenue, Downingtown, Pennsylvania 19335
(Name and address of agent for service)

(484) 359-3153
(Telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of securities to be registered (1)	Amount to be registered	Proposed maximum offering price per obligation	Proposed maximum aggregate offering price (2)	Amount of registration fee
Deferred Compensation Obligations	$ 4,313,631	100%	$ 21.00	$ 461.56

(1) The deferred compensation obligations are unsecured obligations of DNB Financial Corporation (“DNB”) to pay deferred compensation in the future in accordance with the terms of the Plans referred to above.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) based upon the maximum amount of compensation estimated by DNB which may be deferred under the Plans referred to above.

Part II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents and information filed by DNB with the Securities and Exchange Commission (the “Commission”) are, as of their respective dates, incorporated into this Registration Statement by reference:

(a)	DNB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as filed with the Commission on March 23, 2006 (File No. 0-16667);

(b)
DNB’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2006 (filed with the Commission on May 10, 2006) and June 30, 2006 (filed with the Commission on August 14, 2006) (File No. 0-16667);

(c)	DNB’s definitive proxy statement for the 2006 annual meeting of shareholders filed with the Commission on March 29, 2006 (File No. 0-16667); and

(d)
the description of DNB’s securities as contained in DNB’s registration on Form 8-A as filed with the Commission on April 4, 1988, and as contained in Amended and Restated Articles of Incorporation as amended effective June 15, 2004, filed on August 14, 2001, as Exhibit 3(i) to DNB’s Form 10-Q for its fiscal quarter ended June 30, 2001 (File No. 0-16667).

The class of securities to be offered pursuant to this S-8 registration statement is Common Stock of the par value of $1.00 per share, of which DNB has authority to issue ten million (10,000,000) shares. The holders of such shares of voting stock of DNB do not have the right to cumulative voting. In each election of Directors every shareholder is entitled to one vote for each Director to be elected, for each share of stock having the right to vote in such election registered in his or her or its name. In addition, the shares when issued will be fully paid and non-assessable.

All documents filed by DNB with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the effectiveness of this Registration Statement and prior to the filing of a post-effective amendment hereto that either indicates that all securities offered hereby have been sold or deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Upon written or oral request by a Plan participant, DNB will deliver a copy of each of the documents described in the two preceding paragraphs to such participant free of charge. To request any or all of such documents, a Plan participant may use the following address or telephone number:

DNB Financial Corporation
4 Brandywine Avenue
Downingtown, PA 19335
Attention: Bruce E. Moroney, Chief Financial Officer
(484) 359-3153

DNB will also deliver to each Plan participant a copy of each report, proxy statement and other communication that DNB distributes to its security holders generally. Such materials will be sent at the time that it is sent to DNB’s security holders and, if not received by any such Plan participant, may be obtained free of charge upon written or oral request using the address or telephone number set forth in the preceding paragraph.

Item 4. Description of Securities.

DNB has established the DNB Financial Corporation Incentive Equity and Deferred Compensation Plan adopted effective November 24, 2004 (the “Omnibus Plan”), the Deferred Compensation Plan for Directors of DNB Financial Corporation adopted effective October 1, 2006 (the “Directors Plan”) and the DNB Financial Corporation Deferred Compensation Plan adopted effective October 1, 2006 (the “Officers Plan”) (individually, a “Plan” and collectively, “Plans”).

The Directors Plan permits a non-employee director of DNB or any of its direct or indirect subsidiaries to defer all or a portion of the compensation payable to the director for his or her services as a member of the board of DNB or a subsidiary and committees thereof. The Officers Plan permits an eligible officer to elect to defer up to fifty percent (50%) of the regular salary otherwise payable to the eligible officer and all or a portion of any annual or other periodic bonus otherwise payable to the eligible officer. The Omnibus Plan contains provisions governing the Directors Plan and the Officers Plan, which are subject to the Omnibus Plan except to the extent they provide otherwise.

Pursuant to the applicable Plans, DNB will provide eligible officers and non-employee directors the opportunity to enter into agreements for the deferral of a specified percentage of their annual compensation and/or bonus award. The obligations of DNB to pay compensation that is deferred under the Plans, which are called Deferred Compensation Obligations in this registration statement, will be unsecured general obligations of DNB to pay the deferred compensation in the future in accordance with the terms of the applicable Plans, and will rank pari passu with other unsecured and unsubordinated indebtedness of DNB, from time to time outstanding. There is no trading market for the Deferred Compensation Obligations. The Deferred Compensation Obligations are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Any attempt by any person to transfer or assign benefits under any of the Plans will be null and void. The Deferred Compensation Obligations are not convertible into any other security of DNB. The amount of compensation to be deferred by each participating officer or non-employee director, and hence the amount of the Deferred Compensation Obligations owed to each participant and to participants in the aggregate will be determined in accordance with the Plans based on elections to be made in the future by each participant.

The Plans require that amounts credited to an eligible director’s deferred compensation account must be payable no later than the earlier of: (i) the date as of which the director separates from service with DNB, within the meaning of Section 409A of the Code; or (ii) the director’s attainment of age 75. The Plans require that amounts credited to an eligible officer’s deferred compensation account must be payable no later than the date as of which the officer separates from service with DNB. Subject to these requirements, a participant may designate an earlier distribution date at the time he or she elects to defer compensation. This earlier distribution date may be either (a) the director’s or officer’s attainment of a specified age or (b) a specified date. A single designation must apply to the entire balance of the participant’s deferred compensation account.

While the Plans permit a participant to change this earlier distribution date from time to time, the new early distribution date a participant selects in any change cannot be less than 12 months after the date the participant makes that change, and the first payment as a result of the new designation cannot be made earlier than five (5) years after the date the first payment would have been made before the participant changed the early distribution date.

A participant may elect to have distributions made from his or her deferred compensation account in the form of a lump sum, or in annual installments for a period of up to ten (10) years. The first distribution payment is to be made on or about January 15 of the calendar year following the calendar year in which the distribution event occurs.

Each participant has the right to designate one or more persons as beneficiary to receive the balance of the participant’s deferred compensation account on the participant’s death. A participant may, from time to time, revoke or change the beneficiary designation by filing a new designation with DNB. The last designation received by DNB in accordance with the applicable Plans will be controlling as long as DNB receives it prior to the participant’s death. If no beneficiary designation is in effect at the death of a participant, or if no designated beneficiary survives the participant, the balance of the participant’s deferred compensation account will be made to the participant’s estate.

All elections and designations must be made in accordance with the terms of the respective Plans.

The Plans permit the board of directors or administering committee to authorize distribution of all or a portion of a participant’s deferred compensation account in advance of the elected deferral date upon request of the participant if the board of directors or administering committee determines that the participant has experienced an unforeseeable emergency, within the meaning of Section 409A of the Internal Revenue Code.

Upon receiving a director’s or officer’s qualifying election to defer compensation, DNB will allocate to a deferred compensation account for the participant that number of shares of DNB common stock having a fair market value, on the last day of the month in which such compensation would have been paid in absence of the deferral election, equal to 110% of the amount of compensation the participant has elected to defer. For this purpose, the “fair market value” of the stock will be the average of the mean between the bid and the asked price for the stock at the close of trading for the trading day immediately preceding the date on which fair market value is to be determined. Cash dividends deemed to be paid with respect to the stock in each deferred compensation account shall also be allocated to the director’s or officer’s deferred compensation account and immediately reinvested in additional shares of DNB common stock based on the stock’s fair market value (determined as described above) on the date of payment of the cash dividend. Participants may not reallocate deferred amounts into any form other than DNB stock. The Omnibus Plan makes provisions with respect to adjustment of shares allocated to participants’ deferred compensation accounts in circumstances involving increases or decreases in the number of issued shares of DNB common stock, mergers or consolidations, other transactions such as dissolution or sale of assets of DNB, and other changes in the capitalization of or corporate changes with respect to DNB. Upon distribution, the amount in each director’s or officer’s deferred compensation account will be paid in shares of DNB common stock. The Plans provide that, without the express, written consent of the board or the administering committee, the shares of DNB stock to be issued on distribution may not be sold, hypothecated or otherwise transferred for a period of one (1) year from the date of distribution.

In connection with the Plan, DNB has created a nonqualified grantor trust, commonly known as a “rabbi trust.”  The assets of the trust will be used to pay participants’ benefits under the Plans.  From time to time but in no event less frequently than monthly, DNB will contribute to the trust the amounts DNB is obligated to credit to each participant’s deferred compensation account. However, assets cannot be set aside in the rabbi trust to fund nonqualified deferred compensation for any individual subject to Section 16(a) of the Securities and Exchange Act of 1934 Act during any restricted period with respect to a defined benefit pension plan maintained by DNB or a member of the same controlled group as DNB. For this purpose, a “restricted period” exists with respect to a defined benefit pension plan (a) at any time while the employer sponsoring the defined benefit pension plan is in bankruptcy, (b) at any time beginning six months before and ending six months after the date the defined benefit pension plan is terminated in an involuntary or distress termination (per Pension Benefit Guaranty Corporation procedures), or (c) during any period in which the defined benefit pension plan is in "at risk status" within the meaning of the new pension funding rules enacted as part of the Pension Protection Act of 2006.

The assets of the trust are subject to the claims of DNB’s general creditors. The trust agreement provides that a participant’s rights or the rights of any other person to receive payment under a Plan may not be sold, assigned, transferred, pledged, mortgaged or otherwise encumbered, except that a participant may designate a beneficiary to receive the balance of the participant’s deferred compensation account upon the participant’s death. The initial trustee for the trust will be DNB First, National Association, the wholly owned subsidiary of DNB. The trustee may change. While the trustee is responsible for holding DNB stock and other assets designated as a source for payment of the deferred compensation, participants have no rights in the trust assets and each participant will be responsible for enforcing his or her own rights with respect to the Deferred Compensation Obligations.

The Plans are currently administered by DNB’s full board of directors, but they may hereafter be administered by a committee appointed by and serving at the discretion of the board of directors if the committee meets certain criteria set forth in the Omnibus Plan.

DNB’s board of directors reserves the right at any time to amend any of the plans in whole or in part, retroactively or prospectively, for any reason and without the consent of any participant or beneficiary, provided that no amendment may adversely affect the rights of a participant or beneficiary with respect to amounts credited to the participant’s deferred compensation account prior to such amendment or alter the timing of distribution of any participant’s deferred compensation account. DNB’s board of directors reserves the right at any time to terminate any of the plans. Upon termination of the Directors Plan or the Officers Plan, (a) all elections with respect to the deferral of future compensation under that plan will terminate as of the date specified by the board of directors, but not before the earliest time permitted under Section 409A of the Code; and (b) the deferred compensation account of each participant under that plan will be distributed at such time or times as it would have been distributed in the absence of termination, unless the board of directors, in its discretion, elects to distribute the deferred compensation accounts of all of that plan’s participants in some other manner but in no event prior to the earliest time permitted under Section 409A of the Code.

Item 5. Interests of Named Experts and Counsel.

None.

Item 6. Indemnification of Directors and Officers.

Sections 1741 and 1747 of the Pennsylvania Business Corporation Act, as amended (the “Act”), provides for indemnification of, and insurance for any person who is or was a representative of DNB and specifically empowers DNB to indemnify, subject to the standards therein prescribed, any person who is or was a representative of DNB in connection with any action, suit or proceeding brought or threatened by reason of the fact that he is or was a representative of DNB. Articles 23 and 24 of DNB’s Bylaws require DNB to indemnify each of DNB’s directors and officers in such capacity in which any such director or officer acts for or on behalf of DNB including as an employee or agent.

The Bylaws provide that DNB will indemnify any officer or director who was or is a party to, or is threatened to be made a party to, or who is called to be a witness in connection with, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of DNB) by reason of the fact that such person is or was an officer or director of DNB, or is or was serving at the request of DNB as a director, officer, employee or agent of a corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of DNB, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

In addition, DNB will indemnify any officer or director who was or is a party to, or is threatened to be made a party to, or who is called as a witness in connection with, any threatened, pending or completed action or suit by or in the right of DNB to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, and/or employee or agent of a corporation, partnership, joint venture, trust or other enterprise against amounts paid in settlement and expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of, or serving as a witness in, such action or suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of DNB. No indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for misconduct in the performance of his duty to DNB.

The Bylaws permit the payment of expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding.

As provided in the Bylaws, DNB may purchase and maintain insurance on behalf of any person who is or was an officer or director of DNB, or is or was serving at the request of DNB as an officer or director of a corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such.

DNB will not indemnify any officer or director in any case where the act or failure to act giving rise to the claim for indemnification constituted willful misconduct or recklessness. The Bylaws also provide that a director of DNB will not be personally liable for monetary damages as such for any action taken or for any failure to take any action, unless:

(a) the director has breached or failed to perform the duties of his office, and

(b) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

The Bylaws exclude:

(a) the responsibility or liability of a director pursuant to a criminal statute, or

(b) the liability of a director for the payment of taxes pursuant to local, state or federal law.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

See the Exhibit Index attached to this Registration Statement.

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by DNB pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of its annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of DNB pursuant to the foregoing provisions or otherwise, DNB has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by DNB of expenses incurred or paid by a director, officer or controlling person of DNB in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, DNB will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy or expressed in the Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit	Description

(4)	Deferred compensation plans:

	(a)	DNB Financial Corporation Incentive Equity and Deferred Compensation Plan adopted effective November 24, 2004

	(b)	Deferred Compensation Plan for Directors of DNB Financial Corporation adopted effective October 1, 2006

	(c)	DNB Financial Corporation Deferred Compensation Plan adopted effective October 1, 2006

(5)	Opinion of Stradley, Ronon, Stevens & Young, LLP.

(23)	Consents.

	(a)	Consent of Stradley, Ronon, Stevens & Young, LLP (included in Exhibit 5).

	(b)	Consent of Independent Registered Public Accounting Firm--KPMG LLP.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Downingtown, State of Pennsylvania, on October 25, 2006.

DNB FINANCIAL CORPORATION
(Registrant)

By	/s/ Bruce E. Moroney
Bruce E. Moroney
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

(Signature)	(Date)
/s/ William S. Latoff	October 25, 2006
William S. Latoff
Chairman of the Board and Chief Executive Officer
Director

/s/ Bruce E. Moroney	October 25, 2006
Bruce E. Moroney
Chief Financial Officer
(Principal Accounting Officer)

/s/ Thomas A. Fillippo	October 25, 2006
Thomas A. Fillippo
Director

/s/ William J. Hieb	October 25, 2006
William J. Hieb
President and Director

/s/ Mildred R. Joyner	October 25, 2006
Mildred R. Joyner
Director
/s/ James J. Koegel	October 25, 2006
James J. Koegel
Director
/s/ Eli Silberman	October 25, 2006
Eli Silberman
Director

/s/ James H. Thornton	October 25, 2006
James H. Thornton
Director